September 24, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. John P. Nolan

Re: Prosperity Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-35388

Mr. Nolan:

Please accept this letter as the responses of Prosperity Bancshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated August 26, 2014 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2013

Allowance for Credit Losses, page 51

1.	We note your table of the allowance for credit losses and other loan portfolio data. We also note that your loan portfolio continues to grow in large part due to acquisitions as summarized on page 47. Please tell us and revise your future filings to address the following:

•

You state on page 53 that as of December 31, 2013 and 2012, no allowance was required for acquired loans not deemed credit-impaired and also that no impairment charges or related allowances were required in 2013 or 2012 for your acquired PCI loans. As a result of the significance of your acquired loan portfolio

United States Securities and Exchange Commission

September 24, 2014

with no corresponding allowance for credit losses for any period presented, please enhance the relevant sections of your MD&A disclosures to disaggregate your allowance for credit losses and related asset quality disclosures differentiating between your acquired loan portfolio for all periods presented and your originated loan portfolio. Given the number of acquisitions in the last two fiscal years and the difference in size of each consider disaggregating some of these disclosures by acquisition.

•	As a related matter, please revise future filings to more fully disclose how changes in the credit quality of your originated loan portfolio are reflected in the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end as we only note brief disclosure on page 43. For example, please explain how the increase in your provision for loan losses by 183% in 2013 compared to 2012 compared to organic loan growth of 5.6% as disclosed on page 47. Your analysis should quantify each loan portfolio component of your allowance for loan losses (ASC 310-10, 450-20) and explain how incremental credit quality changes are reflected.

Please provide us with your proposed disclosures as of June 30, 2014 and December 31, 2013.

The Company recognizes that its disclosures of nonperforming assets and the allowance for credit losses would be enhanced by differentiating between loans originated by the Company and loans originated by an acquired institution. Unfortunately, the level of detail necessary to calculate the requested information for periods prior to 2013 is not available, as further explained below. As a result, the Company can differentiate loans included in nonperforming assets and the allowance for 2013, but is unable to calculate the amount of nonperforming assets and the allowance attributed to loans originated by an acquired institution for periods prior to 2013 in the level of detail necessary to present the requested disclosures in their entirety. While the Company has been an active acquirer during 2012 and 2013, the Company made no whole-bank acquisitions in 2009-2011. Going forward, however, the Company will revise its future filings to include the requested information for periods for which such data is available.

The Company utilizes a branding process for acquired loans whereby each loan is assigned a unique identifier, or “brand,” upon purchase. Prior to 2013, these brands were not consistently retained on renewed or otherwise modified acquired loans, which caused some renewed or modified loans to lose their identification as loans originated at an acquired institution. Maintaining that distinction is important when disaggregating the allowance attributed to originated and acquired loans, respectively. Accordingly, the migration of acquired loans recorded at fair value into the category of loans subject to the Company’s allowance for credit losses methodology would be incomplete because some acquired loans would have lost their assigned brands at renewal. However, in its Form 10-K for the fiscal year ending December 31, 2014, the Company will be able to present the 2013 and 2014 nonperforming asset and allowance disaggregation, thereby enabling investors to see the migration over that time period.

As noted on page 81 of the Form 10-K for the fiscal year ended December 31, 2013 under the heading “Loans Held for Investment,” [l]oans acquired in business combinations are initially recorded at fair value based on a discounted cash flow valuation methodology that considers, among other things, projected default rates, loss given defaults and recovery rates with no carryover of any existing allowance for loan losses. Acquired loans with evidence of credit quality deterioration at acquisition are reviewed to determine if it is probable that the Company will not be able to collect all contractual amounts due, including both principal and interest. When both conditions exist, such loans are accounted for as purchased credit-impaired (“PCI”).

For acquired loans not deemed credit-impaired at acquisition, the difference between the initial fair value and the unpaid principal balance is recognized as interest income on a level-yield basis over the lives of the related loans.”

United States Securities and Exchange Commission

September 24, 2014

The Company respectfully submits the following proposed disclosures related to disaggregating nonperforming assets and the allowance for credit losses as of December 31, 2013, which would be included under the caption “Financial Condition” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form 10-K. The proposed disclosure below under the caption “Acquired Loans” would appear on page 51 of the Form 10-K immediately following the “Loan Portfolio” discussion, while the excerpted disclosures below under the captions “Nonperforming Assets” and “Allowance for Credit Losses” would replace the applicable existing disclosures under the corresponding captions in the Form 10-K. The Company will include similar disclosures in its future annual filings.

Acquired Loans

For credit analysis purposes, the Company segregates its loans into two primary categories: originated loans and acquired loans. Originated loans are loans that were originated by Prosperity Bank and were made pursuant to the Company’s loan policy and procedures in effect at the time the loan was made. Acquired loans include both those loans that were originated by an acquired institution with a fair value discount or premium at the date of acquisition that remained at the reporting date as well as those loans that were originated at an acquired institution with a fair value discount or premium at the date of acquisition but were subsequently renewed or substantially modified (other than Troubled Debt Restructurings) and therefore became subject to the Company’s allowance for credit losses methodology as a result.

Nonperforming Assets

Nonperforming assets include loans on nonaccrual status, accruing loans 90 days past due or more, and real estate which has been acquired through foreclosure and is awaiting disposition. Nonperforming assets do not include purchased loans that were identified upon acquisition as having experienced credit deterioration since origination (“purchased credit impaired loans” or “PCI loans”). PCI loans are acquired loans not subject to the Company’s allowance for credit losses methodology.

The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. The Company has established underwriting guidelines to be followed by its officers, and the Company also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company’s loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

As part of the on-going monitoring of the Company’s loan portfolio and the methodology for calculating the allowance for credit losses, management grades each loan from 1 to 9. Depending on the grade, loans in the same grade are aggregated and a loss factor is applied to the total loans in the group to determine the allowance for credit losses. For certain loans in risk grades 7 to 9, a specific reserve may be taken.

The Company generally places a loan on nonaccrual status and ceases accruing interest when the payment of principal or interest is delinquent for 90 days, or earlier in some cases, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan.

The Company requires appraisals on loans collateralized by real estate. With respect to potential problem loans, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for credit losses.

United States Securities and Exchange Commission

September 24, 2014

The Company’s conservative lending approach has resulted in sound asset quality. The Company had $22.5 million in nonperforming assets at December 31, 2013 compared with $13.0 million at December 31, 2012 and $12.1 million at December 31, 2011. In order to gain a more effective understanding of the asset quality of the loan portfolio, the Company determined it was appropriate to differentiate between nonperforming assets originated by the Company and nonperforming assets originated by acquired institutions. At December 31, 2013, $13.9 million of nonperforming assets were originated by the Company and $8.6 million were originated at acquired institutions. The nonperforming assets at December 31, 2013 consisted of 40 separate credits or ORE properties.

The following table presents information regarding past due loans and nonperforming assets differentiated between originated loans and acquired loans at December 31, 2013:

	December 31,
	2013
	Originated	Acquired	Total
	Amount	Amount	Amount
	(Dollars in thousands)
Nonaccrual loans	$5,386	$4,845	$10,231
Accruing loans 90 or more days past due	1,408	3,539	4,947

Total nonperforming loans	6,794	8,384	15,178
Repossessed assets	17	10	27
Other real estate	7,071	228	7,299

Total nonperforming assets	$13,882	$8,622	$22,504

Nonperforming assets to total loans and other real estate			0.29%

The following table presents information regarding past due loans and nonperforming assets at the dates indicated:

	December 31,
	2013	2012	2011	2010	2009
		(Dollars in thousands)
Nonaccrual loans	$10,231	$5,382	$3,578	$4,439	$6,079
Accruing loans 90 or more days past due	4,947	331	—	189	2,332

Total nonperforming loans	15,178	5,713	3,578	4,628	8,411
Repossessed assets	27	68	146	161	116
Other real estate	7,299	7,234	8,328	11,053	7,829

Total nonperforming assets	$22,504	$13,015	$12,052	$15,842	$16,356

Nonperforming assets to total loans and other real estate	0.29%	0.25%	0.32%	0.45%	0.48%

United States Securities and Exchange Commission

September 24, 2014

Allowance for Credit Losses

[….]

Loans acquired were initially recorded at fair value, which included an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no corresponding allowance for credit losses was recorded for these loans at acquisition. Methods utilized to estimate the required allowance for credit losses for acquired loans not deemed credit-impaired at acquisition are similar to originated loans; however, the estimate of loss is based on the unpaid principal balance less the remaining purchase discount. The Company further disaggregates its allowance for credit losses to distinguish between the portion of the allowance attributed to originated loans and the portion of the allowance attributed to acquired loans that are now subject to the Company’s allowance for credit losses methodology. A loan originated at an acquired institution that was originally subject to fair value accounting is subject to the Company’s allowance methodology when the Company renews or substantially modifies the terms of the loan (other than a Troubled Debt Restructuring). The most common instance occurs at maturity of the acquired loan when the Company subsequently renews the loan under its current underwriting standards.

At December 31, 2013, the allowance for credit losses totaled $67.3 million, or 0.87% of total loans. At December 31, 2012, the allowance aggregated $52.6 million or 1.01% of total loans and at December 31, 2011, the allowance was $51.6 million or 1.37% of total loans. At December 31, 2013, $7.2 million of the allowance for credit losses was attributable to acquired loans with no discount remaining that are subject to the Company’s allowance for credit losses methodology. The allowance for credit losses as a percentage of total loans decreased 14 basis points at December 31, 2013 compared with December 31, 2012, due to the disproportionate increase in acquired loans subject to fair value accounting. At December 31, 2013 and 2012, no additional allowance was required for those acquired loans not deemed credit-impaired that had purchase discounts remaining of $87.8 million and $56.2 million, respectively. Acquired loans with purchase discount remaining are evaluated at period end in order to determine if the discount remaining is adequate to cover potential credit losses and therefore, require no additional allowance. Purchased credit impaired (PCI) loans are not considered nonperforming loans and are not subject to the Company’s allowance methodology. PCI loans had $45.5 million and $23.8 million of purchase discounts outstanding at December 31, 2013 and 2012, respectively, of which $9.9 million and $7.5 million, respectively, is considered accretable. No impairment charges or related allowances were required in 2013 or 2012 for acquired PCI loans.

United States Securities and Exchange Commission

September 24, 2014

The following table shows the allocation of the allowance for credit losses among various categories of loans disaggregated between originated loans and acquired loans. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category, regardless of whether allocated to an originated loan or an acquired loan.

	December 31,
	2013
	Originated Amount	Acquired Amount	Total Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$5,164	$2,028	$7,192	16.5%
Real estate	52,777	4,999	57,776	73.9%
Agriculture	993	55	1,048	6.8%
Consumer and other	1,181	85	1,266	2.8%

Total allowance for credit losses	$60,115	$7,167	$67,282	100.0%

The following table shows the allocation of the allowance for credit losses among various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category.

	December 31,
	2013		2012		2011		2010		2009
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$8,167	16.5%	$5,777	14.9%	$3,826	10.8%	$3,891	11.6%	$5,107	11.6%
Real estate	56,234	73.9%	45,458	76.9%	46,587	85.3%	46,446	83.4%	44,799	83.4%
Agriculture	1,229	6.8%	764	5.5%	123	0.9%	92	1.3%	221	1.3%
Consumer and other	1,652	2.8%	565	2.7%	1,058	3.0%	1,155	3.7%	1,736	3.7%

Total allowance for credit losses	$67,282	100.0%	$52,564	100.0%	$51,594	100.0%	$51,584	100.0%	$51,863	100.0%

The Company believes that the allowance for credit losses at December 31, 2013, is adequate to cover estimated losses in the loan portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2013.

The Company respectfully submits the following proposed disclosures related to disaggregating nonperforming assets and the allowance for credit losses as of June 30, 2014, which would be included under the caption “Financial Condition” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s quarterly report on Form 10-Q for the period ended June 30, 2014 (the “Form 10-Q”). The proposed disclosure below under the caption “Acquired Loans” would appear on page 49 of the Form 10-Q immediately following the “Loan Portfolio” discussion, while the excerpted disclosures below under the captions “Nonperforming Assets” and “Allowance for Credit Losses” would replace the applicable existing disclosures under the corresponding captions in the Form 10-Q. The Company will include similar disclosures in its future quarterly filings.

United States Securities and Exchange Commission

September 24, 2014

Acquired Loans

For credit analysis purposes, the Company segregates its loans into two primary categories: originated loans and acquired loans. Originated loans are loans that were originated by Prosperity Bank and were made pursuant to the Company’s loan policy and procedures in effect at the time the loan was made. Acquired loans include both those loans that were originated by an acquired institution with a fair value discount or premium at the date of acquisition that remained at the reporting date as well as those loans that were originated at an acquired institution with a fair value discount or premium at the date of acquisition but were subsequently renewed or substantially modified (other than Troubled Debt Restructurings) and therefore became subject to the Company’s allowance for credit losses methodology as a result.

Nonperforming Assets

The Company’s conservative lending approach has resulted in sound asset quality. The Company had $28.5 million in nonperforming assets at June 30, 2014 compared with $22.5 million at December 31, 2013 of which $22.0 million and $8.6 million were originated at acquired institutions, respectfully. Purchased credit impaired (PCI) loans are not considered nonperforming loans.

The following table presents information regarding nonperforming assets as of the dates indicated:

	June 30, 2014			December 31, 2013
	Originated Amount	Acquired Amount	Total Amount	Originated Amount	Acquired Amount	Total Amount
	(Dollars in thousands)
Nonaccrual loans	$3,428	$19,654	$23,082	$5,386	$4,845	$10,231
Accruing loans 90 or more days past due	—	335	335	1,408	3,539	4,947

Total nonperforming loans	3,428	19,989	23,417	6,794	8,384	15,178
Repossessed assets	11	—	11	17	10	27
Other real estate	3,059	2,034	5,093	7,071	228	7,299

Total nonperforming assets	$6,498	$22,023	$28,521	$13,882	$8,622	$22,504

Nonperforming assets to total loans and other real estate			0.31%			0.29%

Allowance for Credit Losses

[….]

Loans acquired were initially recorded at fair value, which included an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no corresponding allowance for credit losses was recorded for these loans at acquisition. Methods utilized to estimate the required allowance for credit losses for acquired loans not deemed credit-impaired at acquisition are similar to originated loans; however, the estimate of loss is based on the unpaid principal balance less the remaining purchase discount. The Company further disaggregates its allowance for credit losses to distinguish between allowance attributed to originated loans and allowance attributed to acquired loans that are now subject to the Company’s allowance for credit losses methodology. A loan originated at an acquired institution that was originally subject to fair value accounting is subject to the Company’s allowance methodology when the Company renews or substantially modifies the terms of the loan (other than a Troubled Debt Restructuring). The most common instance occurs at maturity of the acquired loan when the Company subsequently renews the loan under its current underwriting standards.

United States Securities and Exchange Commission

September 24, 2014

At June 30, 2014, the allowance for credit losses totaled $73.3 million compared with $67.3 million at December 31, 2013. At June 30, 2014, $13.1 million of the allowance for credit losses was attributable to acquired loans compared to $7.2 million at December 31, 2013, an increase of $5.9 million or 82.6%. The Company’s provision for credit losses was $6.9 million for the six months ended June 30, 2014. While the increase in the provision for credit losses is primarily attributed to growth in acquired loans now subject to the Company’s allowance methodology and does not represent a deterioration in the credit quality of the Company’s loans, the allowance for credit losses is a general reserve that may be used for both originated loans and acquired loans.

The following table shows the allocation of the allowance for credit losses among various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category.

	As of June 30,				As of December 31,
	2014				2013
	Originated Amount	Acquired Amount	Total Amount	Percent of Loans to Total Loans	Originated Amount	Acquired Amount	Total Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$5,020	$4,603	$9,623	23.0%	$5,164	$2,028	$7,192	16.5%
Real estate	52,839	8,327	61,166	7.3%	52,777	4,999	57,776	73.9%
Agriculture	1,124	66	1,190	2.1%	993	55	1,048	6.8%
Consumer and other	1,198	89	1,287	1.8%	1,181	85	1,266	2.8%

Total allowance for credit losses	$60,181	$13,085	$73,266	34.2%	$60,115	$7,167	$67,282	100.0%

The Company believes that the allowance for credit losses at June 30, 2014 and December 31, 2013, is adequate to cover estimated losses in the loan portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance.

Note 2. Acquisitions, page 85

2.	We note your acquired PCI loan disclosure on page 87 and that the information appears to be presented only for the 2013 acquisitions. ASC 310-30-50 requires certain disclosures, like outstanding balance and related carrying amount, for all acquired loans, not just those acquired during the period. Please revise your future filings to include the applicable disclosures for all acquisitions and consider providing disaggregated disclosures for significant acquisitions given the number of acquisitions in the last two years.

The PCI loan disclosure on page 87 represents the outstanding balance and related carrying amount for all acquired loans for all acquisitions to date as of December 31, 2013, although the Company recognizes that this may be unclear given the placement of the table within Footnote 2. Accordingly, in future filings, the Company will move the “Acquired Loans and Purchase Credit Impaired Loans” section within Footnote 2 to the conclusion of Footnote 2 in order to clarify that the table includes loans for all acquisitions to date. The Company will consider providing disaggregated disclosures for significant acquisitions in future filings.

United States Securities and Exchange Commission

September 24, 2014

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter. If you have further questions or require additional clarifying information, please call the undersigned at 281-269-7204.

Sincerely,

/s/ David Hollaway

David Hollaway
Chief Financial Officer